Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Closing of $5 Million Private Investment in Public Equity (PIPE) Financing

Shenzhen, China, -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that on November 30, 2022, in connection with its private offering (the “PIPE”), it entered into a Securities Purchase Agreement (the “SPA”) with two investors to offer and sell the Company’s units, each consisting of one ordinary share and three warrants (each, a “Warrant” and collectively, the “Warrants”) for total gross proceeds of $5 million (the “Proceeds”). Net proceeds from the PIPE financing are expected to be used to advance the Company’s business development activities for working capital and other general corporate purposes.

Among other purposes, the Company intends to use part of the Proceeds to grow its cryptocurrency consultation services in the U.S., including obtaining the “BitLicense” from New York State Department of Financial Services for digital currency related activities although the Company cannot provide any assurance on actually obtaining the “BitLicense” in the near future or at all. “We thank our investors for their confidence in the broad potential of the Company and their support that allows us to accelerate the development of the existing pipeline and further expand the platform,” said the CEO of the Company Shi Qiu.

Pursuant to the SPA, the Company shall issue an aggregate of 3,676,470,589 units at a purchase price of $0.00136 per unit for a total of approximately $5,000,000. Each unit shall consist of one ordinary share and three warrants, with each warrant entitling the investor to purchase one ordinary share at the exercise price of $1/360th per ordinary share subject to certain adjustments and conditions set forth therein. The warrants shall have a term of three years from the issuance date. In connection with the consummation of the PIPE offering, the Company shall pay its financial advisor up to $250,000 out of the gross proceeds as compensation for the advisor’s business and financial advisory services.

The securities described above were sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com